FIDELITY BOND ALLOCATION AGREEMENT

This Fidelity Bond Allocation Agreement (“Agreement”) is entered into as of August 6, 2018 by and among Symmetry Panoramic Funds (the “Trust”), on behalf of each of its series (each, a “Fund”), and Symmetry Partners,  LLC (the “Adviser”), and Apella Capital, LLC (the Adviser and its affiliates are referred to herein as the “Adviser Affiliates”) (each of such parties being referred to individually as a “Party” and collectively as the “Parties”).

For purposes of providing the manner of allocating among the Parties any proceeds received from claims on a fidelity bond (the “Bond”), and in consideration of the mutual agreements set forth below, the Parties agree as follows:

1.          The Bond. The Parties agree to secure and maintain a Bond, which will cover each Party and, if such Party is an investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”), its respective series, in accordance with the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder (with each such Party being referred to as a “Covered Person”). The Trust shall have “Primary Coverage” (i.e., minimum insured coverage) under the Bond in an amount that is in accordance with Rule 17g-1(d)(1) under the 1940 Act. Each other Covered Person shall have Primary Coverage as required by applicable statutes and regulations had it not been named as an insured under this Bond. Each Party shall promptly take action to increase its Primary Coverage amount, which shall therefore increase the total amount (i.e., limit of liability) of the Bond, whenever required to comply with applicable statutes and regulations, including but not limited to Rule 17g-1 under the 1940 Act.

2.          Definitions. As used in this Agreement, the following terms have the following meanings:

(a)	“Agent” means the Adviser or its successor, acting as agent for the Parties.

(b)
“Covered Loss” means a loss (including all related expenses) that is covered under a Bond or that would be so covered but for the exhaustion of the applicable limit of liability and any applicable deductible.

(c)
“Coverage Period” means the period from the initial effective date of a Bond through the next succeeding anniversary date or the period from any anniversary date subsequent to the initial effective date through the next succeeding anniversary date (or any modification of such period as may be agreed to by the Parties and the insurer).

(d)	“Proceeds” means the fidelity bond proceeds for all Covered Losses under a Bond relating to a particular Coverage Period.

3.          Allocation of Premiums. The Bond premium for any Coverage Period shall be allocated among the Parties as follows. The Bond premium shall first be allocated between the Trust and the other Covered Persons based  upon an allocation of coverage cost provided by the insurer providing the Bond. Then, the amount of  the premium so allocated to the Trust shall be allocated among the Funds based upon their respective net assets. In the event that the amount of the premium to be allocated to the Trust pursuant to the preceding sentences for any Coverage

Period exceeds the cost to the Trust of a single-insured bond providing Primary Coverage, the allocation of the Trust’s premium shall be modified to ensure that the amount allocated to the Trust does not exceed its singled-insured bond premium. This shall be accomplished by allocating among the other Covered Persons the amount of the Trust’s allocated premium that exceeds the amount of the Trust’s single-insured policy premium. Consistent with the foregoing, 20% of the premium is to be borne by the Trust, and 80% of the premium is to be borne by the Adviser Affiliates.

4.
Allocation of Coverage. Proceeds paid under the Bond shall be allocated so that each Covered Person receives an equitable and proportionate share of the recovery and shall be specifically allocated among the Covered Person as follows :

(a)
Coverage Sufficient for All Covered Losses. If the aggregate Covered Losses of all Parties relating to claims with respect to a particular Coverage Period are covered by Proceeds of a Bond for that Coverage Period, such Proceeds shall be allocated among the Covered Persons according to their respective Covered Losses.

(b)
Allocation of Limited Coverage. If the aggregate Covered Losses of all Parties relating to claims relating to a particular Coverage Period exceed the aggregate Proceeds of the Bond for Covered Losses for that Coverage Period, such Proceeds shall be first allocated among the Parties who sustained such losses in proportion to their respective Primary Coverages; and if, after such initial allocation, there are remaining Proceeds for Covered Losses relating to that Coverage Period, such remaining Proceeds shall be further allocated among such Parties whose Covered Losses have not yet been paid in proportion to such respective Primary Coverages of those Parties (repeating this further allocation procedure until all of such Proceeds have been allocated).

(c)
Reallocation. If all Covered Losses relating to a particular Coverage Period are not paid at the same time, the Parties agree to reallocate Proceeds received so that the total Proceeds applicable to that Coverage Period will have been allocated in accordance with the preceding provisions of this Section 4.

5.          Notices. Each Party agrees to promptly give to the insurer(s) all notices required under the Bond.

6.          Agent. The Agent is hereby appointed as the agent for the Parties for the purposes of seeking, negotiating and obtaining the Bond and of making, adjusting, receiving and enforcing payment of all claims under the Bond and otherwise dealing with the insurer(s) with respect to the Bond.

7.          Notification of Agent. Each Party shall promptly notify the Agent of any circumstance that may give rise to a claim by such Party under a Bond.

8.          Modification and Termination. This Agreement may be modified or amended from time to time by mutual written agreement among the Parties. Additional Parties may become subject to this Agreement if the insurer is willing to add the additional Party and the amount of the coverage is increased not less than the amount which would have been required for the additional Party under applicable statutes and regulations , including but not limited to Rule 17g-1 under the 1940 Act. The Agreement shall terminate with respect to any Party covered under a Bond as of the date such Party ceases to be covered under the Bond; provided that such termination shall not affect that Party’s rights and obligations hereunder with respect to any claims or Covered Losses relating to a period when that Party was insured under the Bond. This Agreement may be terminated by any Party by written notice to the other Parties given not less than 60 days prior to the date specified for termination, provided that such notice period may be waived by mutual agreement among the Parties.

9.          Board Approval. Prior to the payment of any premium under the Bond by the Trust, the Trust’s Board of Trustees, including a majority of the Independent Trustees, will approve the portion of the premium to be paid by the Trust.

10.        Filings with the SEC. Each Party shall make such filings as may be required from time to time by Rule 17g-1 under the 1940 Act.

11.        Further Assurances. Each Party agrees to perform such further acts and execute such further documents as are necessary to effect the purposes hereof.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed.

SYMMETRY PANORAMIC TRUST		SYMMETRY PARTNERS, LLC

By:	/s/ Dana D’Auria	By:	/s/ Patrick A. Sweeny
Dana D’Auria		Patrick A. Sweeny
President		Principal

APELLA CAPITAL, LLC

By :	/s/ Patrick A. Sweeny
Patrick A. Sweeny
Principal